April 25, 2025

Dan Tapiero
Chief Executive Officer
1RT Acquisition Corp.
205 West 28th Street
2nd Floor Suite C
New York, New York 10001

       Re: 1RT Acquisition Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 19, 2025
           CIK No. 0002054272
Dear Dan Tapiero:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2025 letter.

DRS/A2 filed April 8, 2025
Use of Proceeds, page 93

1. We note your response to prior comment 5, and revision on page 96 stating $914,500 estimated offering expenses. However, we note continued disclosures of $1,164,500 offering expenses, including page 91 footnote (2), as well as pages 93, 128 and 188.
        Please further revise or explain the difference.
 April 25, 2025
Page 2
Capitalization, page 98

2.     We note your disclosure of $222,000 over-allotment liability in the As
Adjusted
       column. Tell us what the liability represents and how the amount is calculated.

       Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if
you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Sean Ewen